

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

<u>VIA E-MAIL</u>
Mr. Camille Sebaaly
Chief Financial Officer
Sunshine Biopharma, Inc.
2015 Peel Street, 5th Floor
Montreal, Quebec, Canada H3A 1T8

> **Re: Sunshine Biopharma, Inc.**
> **Item 4.01 Form 8-K**
> **Filed on February 3, 2012**
> **File No. 000-52898**

Dear Mr. Camille Sebaaly:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Staff Accountant